SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 9)

                           TPI ENTERPRISES, INC.
                             (Name of Issuer)

                  Common Stock, Par Value $0.01 Per Share
                      (Title of Class of Securities)

                                872623-10-3
                   (CUSIP Number of Class of Securities)

                             Stephen R. Cohen
                           Netspeak Corporation
                           902 Clint Moore Road
                                 Suite 104
                           Boca Raton, FL  33487
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             April 5, 1995
        (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the
        subject of this Schedule 13D because of Rule 13d-1(b)(3) or
        (4), check the following:                ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )


   SCHEDULE 13D

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Stephen R. Cohen
        S.S. # ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
  _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      645,000
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        645,000
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        645,000
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        3.1%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        IN
   _________________________________________________________________


                    This Statement amends and supplements the
          Schedule 13D filed by Stephen R. Cohen dated November 23, 1987 (the "Original Schedule 13D"), as amended by the
          Schedule 13D Amendment No. 1 dated November 30, 1990 ("Amendment No. 1"), the Schedule 13D Amendment No. 2 filed by Mr. Cohen and C&C Investment Holdings, L.P. ("C&C") dated March 7, 1991 ("Amendment No. 2"), the
          Schedule 13D Amendment No. 3 filed by Mr. Cohen and C&C dated May 3, 1991 ("Amendment No. 3"), the Schedule 13D Amendment No. 4 filed by Mr. Cohen and C&C dated May 6, 1992 ("Amendment No. 4"), the Schedule 13D Amendment No. 5 filed by Mr. Cohen and C&C dated August 19, 1993 ("Amendment No. 5") the Schedule 13D Amendment No. 6 filed by Mr. Cohen and C&C on May 26, 1994 ("Amendment No. 6", the Schedule 13D Amendment No. 7 filed by Mr. Cohen and C&C on February 7, 1995 ("Amendment No. 7") and the Schedule 13D Amendment No. 8 filed by Mr. Cohen on March 14, 1995 ("Amendment No. 8 and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amend-ment No. 6, and Amendment No. 7, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Shares"), of TPI Enterprises, Inc., a New Jersey corporation (the "Company"), as set forth in this Amend-
          ment No. 8.   Capitalized terms not defined herein have
          the meanings assigned thereto in the Schedule 13D.

          ITEM 2.   IDENTITY AND BACKGROUND.

                    The fifth sentence of Item 2 (a)-(c), (f) of the Schedule 13D is hereby deleted and the following is substituted therefor:

          Mr. Cohen is presently Chairman of the Board and Chief
          Executive Officer of Netspeak Corporation. The principal office and business address of Stephen R. Cohen is Netspeak Corporation, 902 Clint Moore Road, Suite 104,
          Boca Raton, FL 33487.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDER-
                    ATION.

                    Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

                    Mr. Cohen has the right to acquire 645,000
          Shares pursuant to presently exercisable options referred in Item 5 hereof.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    Item 5 of the Schedule 13D is hereby amended and restated as follows:

                    (a)  Mr. Cohen does not currently own any
          Shares other than the 645,000 Shares he is deemed to beneficially own as a result of presently exercisable stock options which constitutes approximately 3.1% of the outstanding Shares assuming the exercise of all 645,000 stock options.

                    (b)  Mr. Cohen holds presently exercisable
          stock options to purchase 645,000 Shares with respect to which he would have sole voting and dispositive power upon the exercise of such stock options.

                    (c)  Between April 3, 1995 and April 5, 1995,
          Mr. Cohen sold Shares on the open market as set forth below:

          April 3, 1995, sold 30,000 Shares at $6.00 per Share April 3, 1995, sold 10,000 Shares at $5.8125 per Share April 3, 1995, sold 5,000 Shares at $6.125 per Share April 3, 1995, sold 5,000 Shares at $5.875 per Share April 3, 1995, sold 5,000 Shares at $5.875 per Share April 4, 1995, sold 7,500 Shares at $6.0625 per Share April 4, 1995, sold 2,500 Shares at $6.125 per Share April 5, 1995, sold 45,000 Shares at $6.1875 per Share April 5, 1995, sold 20,000 Shares at $6.375 per Share April 5, 1995, sold 20,000 Shares at $6.1875 per Share April 5, 1995, sold 5,000 Shares at $6.25 per Share

                    (e) On April 5, 1995, Mr. Cohen ceased to be the beneficial owner of more than five percent of the outstanding Shares.


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  May 13, 1996

                                        /s/ Stephen R. Cohen
                                        Stephen R. Cohen